

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 7, 2006

Mr. James H. Vandenberghe
Vice Chairman and Chief Financial Officer
Lear Corporation
21557 Telegraph Road
Southfield, Michigan 48034

      RE: Form 10-K for the Fiscal Year ended December 31, 2005
               Form 10-Q for the Fiscal Quarter ended April 1, 2006
               File No. 1-11311

Dear Mr. Vandenberghe:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 27

2. Please discuss and quantify the composition of the amounts in segment earnings of your Other category. Please also discuss the underlying reasons for variations in segment earnings of your Other category. Please also enhance the disclosures of segment earnings in the Other category in your segment footnote. Please refer to paragraph 32 of SFAS 131.

Liquidity and Financial Condition, page 36

Covenants, page 38

3. From your disclosure it is not clear how you derived consolidated operating profit. Please disclose how you computed the consolidated operating profit amount and the leverage and interest coverage ratios as of December 31, 2005. See also Question 10 of our June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Financial Statements

Consolidated Statements of Cash Flows, page 59

4. You disclosed the net cash provided by operating activities before net change in sold accounts receivable subtotal in your statements of cash flows. This subtotal is considered a non-GAAP financial measure. Non-GAAP measures are not permitted in your financial statements. Please remove this subtotal. See Item 10(e)(1)(ii)(C) of Regulation S-K.

Note 2 – Summary of Significant Accounting Policies, page 60

5. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution

network in the cost of sales line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales, please disclose:

• in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

• in MD&A that your gross profit may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others like you exclude a portion of them from gross profit, including them instead in another line item, such as selling, general and administrative expenses.

Property, Plant and Equipment, page 61

6. Based on your magnitude of your investments in property, plant and equipment, please disclose your accounting policy for repairs and maintenance expense. Please also disclose your accounting policy for planned major maintenance expenses and the information required by EITF D-88, if applicable.

Note 8 – Income Taxes, page 78

7. You disclosed that you recorded an increase in related tax reserves of $45.3 million and that these reserves are reflected in the other component of the tax rate reconciliation table in 2005, which appears on page 78. Please tell us the total amount of the tax reserves you have recorded as of December 31, 2005 and June 30, 2006. Please tell us the nature of these reserves, the circumstances that resulted in these amounts being recorded and when you expect to resolve the tax issues that required these reserves.

Note 10 – Commitments and Contingencies, page 85

8. Please disclose whether you have accrued your estimated exposure to loss arising from the Seton litigation. If you have not, please also tell us your basis in GAAP for not doing so. Please refer to SFAS 5.

9. Please also disclose whether you believe that the resolution of the pending and threatened environmental litigation and other legal proceedings will have a material adverse effect on your cash flows.

Form 10-Q for the quarter ended March 31, 2006

10. Please address the comments above in your interim filings as well.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief